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WRITER'S DIRECT LINE

202 682-7296

February 9, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 9 2007 WASH, D.C. 160 SECTION

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

DC1:\132053\01\2TW501!.DOC\50627.0004

82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

GREENCORE GROUP PLC ("Greencore")
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 Greencore notifies the market of the following:-

As of today's date, Greencore's issued share capital consists of 198,593,292 ordinary shares with voting rights. In addition, Greencore holds 3,904,716 ordinary shares as Treasury shares with no voting rights.

The above figure (198,593,292) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Greencore under the FSA's Disclosure and Transparency Rules.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

22nd December, 2006

82-4508

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM LEHMAN BROTHERS INTERNATIONAL (EUROPE) ("LEHMAN BROTHERS"), DATED 19th DECEMBER, 2006 THAT, AS AT 15th DECEMBER, 2006, LEHMAN BROTHERS HAD A NOTIFIABLE INTEREST IN 14,207,440 (7.15%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

GREENCORE HAS ADDITIONALLY RECEIVED A FURTHER NOTIFICATION TODAY FROM LEHMAN BROTHERS, DATED 27th DECEMBER, 2006, THAT AS AT 22nd DECEMBER, 2006 LEHMAN BROTHERS HAD AN INTEREST IN 1,882,700 (0.95%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

8th JANUARY, 2007

82-4508

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

ANNUAL REPORT 2006
SCRIP DIVIDEND CIRCULAR
FORM OF ELECTION AND NOTICE OF ENTITLEMENT

Copies of the above documentation issued by Greencore Group plc today in connection with its 2006 Final Scrip Dividend Offer have been submitted to the Irish Stock Exchange and the UK Listing Authority and will shortly be available for inspection at the following locations:

Companies Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Telephone: + 353 1 617 4200

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kingdom.
Telephone: + 44 207 676 1000

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

15th January, 2007

82-4508

GREENCORE GROUP PLC – Annual Information Update

CONTACT: MS. C.M. BERGIN TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

ANNUAL INFORMATION UPDATE ("AIU")

1. Introduction

Greencore Group plc published its Annual Report on the 15th January, 2007 and is therefore submitting its AIU to the Exchange as required under Part II of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). The company is publishing the AIU via an RIS today and making it available in the Investor Relations Section of its website, www.greencore.com.

2. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

Irish Stock Exchange and UK Listing Authority Announcements

Date	Announcement
09/02/06	AGM Statement
09/02/06	Result of AGM
15/03/06	Exit Irish Sugar Processing
16/03/06	Holding in Company
20/03/06	Blocklisting Interim Review
22/03/06	Holding in Company
22/03/06	Holding (s) in Company
24/03/06	Holding(s) in Company
29/03/06	Brochure of Particulars
04/04/06	IIU – Sar 6
04/04/06	Holding (s) in Company
05/04/06	Director/PDMR Shareholding
10/04/06	Holding (s) in Company
13/04/06	Notice of Results
05/05/06	IFRS Restatement

05/05/06	Interim Results Date Change
07/06/06	Interim Results
16/06/06	Holding (s) in Company
21/06/06	Holding (s) in Company
22/06/06	Director/PDMR Shareholding
26/06/06	Holding (s) in Company
06/07/06	NCB Stockbrokers – SAR 6
06/07/06	Holding (s) in Company
07/07/06	Holding (s) in Company
07/07/06	Circ. re. Scrip Dividend
10/07/06	Holding (s) in Company
12/07/06	Holding in Company
12/07/06	Holding in Company
12/07/06	Statement – Sugar Regime Fund
28/07/06	Circ. re. Sugar Regime Fund
19/09/06	Blocklisting Interim Review
20/09/06	Blocklisting Interim Review
27/09/06	Trading Statement
04/10/06	Brochure of Particulars
05/10/06	Director/PDMR Shareholding
18/10/06	Notice of Results
05/12/06	Final Results
15/12/06	Holding (s) in Company
22/12/06	Total Voting Rights
08/01/07	Holding (s) in Company
15/01/07	Annual Report and Accounts

Companies Registration Office Filings

Date	Filing
30/01/06	B5 Return of Allotments
21/02/06	G1P – Special Resolution
22/02/06	G1 Special Resolution
03/03/06	B10 Change in Dirs/Sec
08/03/06	B5 Return of Allotments
14/03/06	B1 Annual Return
14/03/06	Account Details
28/03/06	B5 Return of Allotments
11/04/06	B6 Part. Of a Contract Relating to Shares
13/07/06	B5 Return of Allotments
01/08/06	B5 Return of Allotments
29/09/06	B5 Return of Allotments
04/10/06	B5 Return of Allotments
10/10/06	B6 Part. Of a Contract Relating to Shares
16/10/06	B5 Return of Allotments
19/12/06	B5 Return of Allotments

3. Availability of the full text of the Announcements/Filings

All announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority will be available on the Irish Stock Exchange website, www.ise.ie. Copies of any filings made with the Companies Registration Office will be available from the Companies Registration Office.

4. Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

1st February, 2007

END